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                         CHINA MINERAL ACQUISITION CORP.
                           245 PARK AVENUE, 39TH FLOOR
                            NEW YORK, NEW YORK 10167



                                  July 2, 2004


EDGAR Operations Branch
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


         RE:   CHINA MINERAL ACQUISITION CORP.
               REGISTRATION STATEMENT ON FORM S-1
               REGISTRATION STATEMENT NO. 333-11599
               ------------------------------------


Ladies and Gentlemen:

         The purpose of this letter is to publicly give notice that Amendment No.1 to the Registration Statement on Form S-1 (filed with the Commission on June 30, 2004) was erroneously filed without the Registrant's consent by the company providing EDGAR services to the Registrant. Accordingly, no reliance should be placed on the information set forth in Amendment No. 1. The Registrant filed on July 1, 2004 an amendment to the Registration Statement on Form S-1 (Amendment No.2), which contains the prospectus that should have been filed.

                               Sincerely,

                               CHINA MINERAL ACQUISITION CORP.

                               By:    /s/  Simon Mu
                                      -------------------------------------
                               Name:  Dr. Simon Mu
                               Title: Chief Executive Officer and President